UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **June 21, 2005**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

On June 21, 2005, Mr. Michael W. Kane, a director of Myers Industries, Inc. ("Company"), submitted his voluntary resignation to the Company. The resignation was effective immediately. Mr. Kane was a member of the Corporate Governance and Nominating Committee of the board of directors.

The Company is not aware of any circumstances which represented any disagreement between Mr. Kane and the Company, which may have caused, in whole or in part, Mr. Kane's resignation. A copy Mr. Kane's letter of resignation is attached as an exhibit 17 to this Form 8-K.

Item 9.01. **Financial Statements and Exhibits**

(c) Exhibit
17 Letter of Resignation of Michael W. Kane

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.
(Registrant)

DATE June 21, 2005

By: /s/ Kevin C. O'Neil
Kevin C. O'Neil
Vice President, General Counsel & Secretary